GRAVITY CO., LTD.

Separate Financial Statements

For the Years Ended December 31, 2024 and 2023

(With Independent Auditor’s Report Thereon)

Contents

Page
Independent Auditor’s Report    1
Separate Statements of Financial Position    3
Separate Statements of Comprehensive Income    5
Separate Statements of Changes in Equity    6
Separate Statements of Cash Flows    7
Notes to the Separate Financial Statements    8

Independent Auditor’s Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the separate financial statements of Gravity Co., Ltd (“the Company”), which comprise the separate statements of financial position as at December 31, 2024 and 2023, and the separate statement of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as at December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Other Matter
Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements
Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Separate Financial Statements
Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
∙Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
∙Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 21, 2025

This report is effective as of March 21, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD.
Separate Statements of Financial Position

As of December 31, 2024 and 2023

(In thousands of won)	Notes		December 31, 2024	December 31, 2023

Assets
Current assets
Cash and cash equivalents	5,6,23	~~W~~	64,263,198	32,157,091
Short-term financial instruments	6,23		278,000,000	249,000,000
Accounts receivable, net	6,7,15,23		35,651,270	31,529,998
Other receivables, net	6,7,23		3,409,219	1,760,646
Prepaid expenses	15		1,226,672	1,148,345
Other current financial assets	6,23		5,897,585	4,476,977
Other current assets			380,417	240,066
			388,828,361	320,313,123
Non-current assets
Investments in subsidiaries	8		49,376,747	35,451,234
Property and equipment, net	9,22		5,344,496	4,179,602
Intangible assets, net	10		6,765,893	5,989,596
Deferred tax assets	20		3,504,236	4,068,410
Other non-current financial assets	6,23		1,999,836	1,164,926
Other non-current assets	11		6,277,319	5,279,592
			73,268,527	56,133,360
Total assets		~~W~~	462,096,888	376,446,483

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Financial Position, Continued

As of December 31, 2024 and 2023

(In thousands of won)	Notes		December 31, 2024	December 31, 2023

Liabilities
Current liabilities
Accounts payable	6,23	~~W~~	22,597,276	24,162,504
Deferred revenue	15		6,027,907	4,627,119
Withholdings			829,430	1,230,318
Accrued expenses			1,277,685	1,101,738
Income tax payable	20		3,435,351	8,270,305
Other current liabilities	6,22,23		1,869,454	2,315,409
			36,037,103	41,707,393
Non-current liabilities
Long-term accounts payable	6,23		220,108	677,520
Long-term deferred revenue	15		2,571,862	1,790,097
Other non-current liabilities	6,20,22,23		4,614,080	1,510,093
			7,406,050	3,977,710
Total liabilities		~~W~~	43,443,153	45,685,103

Equity
Share capital	1,14		3,474,450	3,474,450
Capital surplus	14		27,482,683	27,482,683
Retained earnings	14		387,696,602	299,804,247
Total equity			418,653,735	330,761,380
Total liabilities and equity		~~W~~	462,096,888	376,446,483

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Comprehensive Income

For the years ended December 31, 2024 and 2023

(In thousands of won)	Notes		2024		2023

Revenue	15,24
Online games		~~W~~	36,477,961	~~W~~	32,778,385
Mobile games			142,121,659		209,449,600
Other revenue			703,205		547,513
			179,302,825		242,775,498
Cost of revenue	16		79,520,828		121,571,928
Gross profit			99,781,997		121,203,570
Selling, general and administrative expenses	16,17		55,591,566		50,448,535
Operating profit			44,190,431		70,755,035
Non-operating income and expenses
Finance income	6,18		20,047,120		16,603,926
Finance costs	6,18		(5,048,084)		(7,260,236)
Other non-operating income	19		44,145,625		13,476,681
Other non-operating expenses	19		(989,581)		(1,512,666)
Profit before income tax			102,345,511		92,062,740
Income tax expense	20		14,453,156		21,893,177
Profit for the year		~~W~~	87,892,355	~~W~~	70,169,563
Other comprehensive income
Items that may be subsequently reclassified to profit or loss
Foreign currency translation adjustments			-		-
Total comprehensive income for the year		~~W~~	87,892,355	~~W~~	70,169,563

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

(In thousands of won)	Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Total

Balance at January 1, 2023		~~W~~	3,474,450	27,482,683	-	229,634,684	260,591,817
Total comprehensive income for the period:
Profit for the year			-	-	-	70,169,563	70,169,563
Balance at December 31, 2023		~~W~~	3,474,450	27,482,683	-	299,804,247	330,761,380

Balance at January 1, 2024		~~W~~	3,474,450	27,482,683	-	299,804,247	330,761,380
Total comprehensive income for the period:
Profit for the year			-	-	-	87,892,355	87,892,355
Balance at December 31, 2024		~~W~~	3,474,450	27,482,683	-	387,696,602	418,653,735

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Separate Statements of Cash Flow

For the years ended December 31, 2024 and 2023

(In thousands of won)	Notes		2024		2023

Cash flows from operating activities
Profit for the year		~~W~~	87,892,355	~~W~~	70,169,563
Adjustments	21		(35,637,197)		5,891,373
Changes in operating assets and liabilities	21		(6,648,561)		6,014,580
Interest received			10,086,534		8,427,882
Dividend received			43,120,174		12,072,740
Interest paid			(77,204)		(91,294)
Income tax paid			(18,468,574)		(16,797,739)
Net cash provided by operating activities			80,267,527		85,687,105

Cash flows from investing activities
Decrease in other current financial assets			6,667		-
Disposal of property and equipment	9		802		20,295
Purchase of subsidiaries	8		(13,925,514)		(8,718,900)
Increase in short-term financial instruments			(29,000,000)		(81,999,800)
Increase in other non-current financial assets			-		(545,000)
Acquisition of property and equipment	9		(207,306)		(704,398)
Acquisition of intangible assets	10		(3,349,455)		(2,645,435)
Net cash used in investing activities			(46,474,806)		(94,593,238)

Cash flows from financing activities
Repayment of lease liabilities	22		(2,069,495)		(2,060,721)
Net cash used in financing activities			(2,069,495)		(2,060,721)

Effects of exchange rate changes on cash and cash equivalents			382,881		138,320
Net increase (decrease) in cash and cash equivalents			32,106,107		(10,828,534)
Cash and cash equivalents at beginning of the year			32,157,091		42,985,625
Cash and cash equivalents at end of the year		~~W~~	64,263,198	~~W~~	32,157,091

See accompanying notes to the separate financial statements.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
1. General Information
GRAVITY CO., LTD. (the “Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and is currently operated internationally in 91 markets. The Company also operates many other games.

On February 8, 2005, the Company listed its shares on the Nasdaq Stock Market in the United States and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.

As of December 31, 2024, the total paid-in capital amounts to ~~W~~3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2024 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00

2. Basis of Presentation
These separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying separate financial statements have been restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate financial statements.

These separate financial statements were authorized for issuance by the Board of Directors on March 7, 2025, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 31, 2025.
(1) Basis of measurement
The separate financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have significant risk of affecting the carrying amounts of assets and liabilities for the reporting period are are as follows:

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
2. Basis of Presentation, Continued
(2) Use of judgments and estimates, Continued
(a) Deferred revenue
The Company sells virtual currency and in-game items that can be used in mobile games to game users. For each game in each country, the Company estimates and applies the game user's life cycle in order to recognize revenue generated by micro-transactions. The game user's life cycle is estimated based on the average period from the game user's first payment date to the last access date for active paying game users. The Company considers a game user as an active user if the period between the time of the user’s most recent access of the game and the end of reporting period equals or is shorter than the estimated game users’ life cycle. For remaining amounts of virtual currency and items that active users own at period-end, the related revenue is deferred considering the items’ attributes. The Company estimates the user’s life cycle by analyzing game users’ activity patterns such as payment and access and it periodically reviews if there is any change of these estimates.
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies

The Company has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2024.
(1)Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants
The amendments to Korean IFRS 1001 clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. Covenants with which the Company must comply after the reporting date do not affect a liability’s classification at that date. The amendment requires the Company to disclose the information about the risk that the liabilities could become repayable within 12 months after the reporting date if a liability is classified as a non-current liability that the Company must comply with covenants within 12 months after the reporting period. The amendments do not have a significant impact on the financial statements
(2)Amendments to K-IFRS No. 1001 ‘Presentation of Financial Statement’ – Disclosure of Cryptographic Assets
The amendments require additional disclosure for cryptographic assets held by the Company, cryptographic assets entrusted by customers to the Company, and the issuance and transfer of cryptographic assets. The amendment requires the Company to disclose general information about cryptographic assets, including the accounting policies, the acquisition cost for each type of cryptographic asset, and the fair value of the assets if the Company holds cryptographic assets. In addition, if the Company issues cryptographic assets, the amendment requires the Company to disclose its obligations related to the issued cryptographic assets and the status of its compliance with those obligations, the timing and amount of revenue recognition for disposed cryptographic assets, the quantity of cryptographic assets held after issuance, and any significant contractual terms. The amendments do not have a significant impact on the financial statements.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies, Continued

(3)Amendments to K-IFRS No. 1007 ‘Statement of Cash Flows’ and K-IFRS No. 1107 ‘Financial Instruments: Disclosures’ – Supplier finance arrangements
The amendments require entity to disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk when applying supplier finance arrangements. The amendments do not have a significant impact on the financial statements.

(4) Amendments to K-IFRS No. 1116 ‘Lease’ – Lease Liability in a Sale and Leaseback
The amendments require a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee when subsequently measuring lease liabilities arising from a sale and leaseback. The amendments do not have a significant impact on the financial statements.

4. Significant Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Investment in subsidiaries, joint ventures, and associates
These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, Separate Financial Statements. The Company applies the cost method to investments in subsidiaries, associates, and joint ventures in accordance with K-IFRS No. 1027(Note 8) Dividends from subsidiaries, associates, and joint ventures are recognized in profit or loss when the right to receive the dividends is established.

(2) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued

(3) Financial Assets
(a) Classification
At initial recognition, the Company classifies its financial assets in the following measurement categories:

•measured at fair value through profit or loss;
•measured at fair value through other comprehensive income; and
•measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Company reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Company measures a financial asset at its fair value plus, for financial asset not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued

(3) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. The Company classifies its debt instruments into one of the following three measurement categories:
•Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
•Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.

•Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Company subsequently measures all equity investments at fair value. Where the Company’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income and expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Company recognizes loss allowances for expected credit losses(“ECLs”) on:
•financial assets measured at amortized cost;
•debt investments measured at fair value through other comprehensive income; and
•contract assets under K-IFRS No. 1115.
The Company measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
•debt securities that are determined to have low credit risk at the reporting date; and
•other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(c) Impairment, Continued
The Company considers a financial asset to be in default when:
•the debtor is unlikely to pay its obligations to the Company in full, without recourse by the Company to actions such as realizing security (if any is held); or
•the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

If a transfer does not result in derecognition because the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(3) Financial Assets, Continued
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.
(4) Accounts receivable
Accounts receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. Accounts receivables are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(5) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses. Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Company depreciates Right-of-use asset and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(6) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Company amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	3 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.
The Company entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(7) Impairment of Non-financial Assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.

The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(8) Leases
At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company uses the definition of a lease in K-IFRS No. 1116.
(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Company has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Company determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Company should consider a termination penalty in determining the period for which the contract is enforceable.
The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rates.
The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(a) As a lessee, Continued
Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee;
•the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.
When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Company presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the statement of financial position.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(8) Leases, Continued
(b) As a lessor, Continued
To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No.1115 to allocate the consideration in the contract.
The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(9) Financial Liabilities
(a) Classification and measurement
The Company’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not a designated as hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Company classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for derecognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the separate statement of financial position.
(b) Derecognition
Financial liabilities are removed from the statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
(10) Provisions and Contingent Liabilities
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(11) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which it operates (the “functional currency”), which the financial statements in the Company and its branch (Taiwan) are presented in Korean won (KRW) and New Taiwan Dollar (NTD), respectively. The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(12) Statement of cash flows

The Company has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
(13) Revenues from contracts with customers
The Company engages in game licensing, IP licensing, and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for sale of goods or rendering of services arising from the normal course of the business. Revenue is recognized as net amounts excluding value added taxes, returns, rebates and discounts.
(a) Revenue from micro-transaction and subscription
The Company recognizes micro-transaction revenue of online and mobile games when the Company satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Company defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Company has no refund obligation after the game user purchases virtual currency. At the end of the reporting period, the Company defers the revenue for the remaining virtual currency possessed by active paying users.
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Company defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Company defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Company defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(b) Royalties and License Fees
In connection with the Company’s online and mobile games, the Company enters into license agreement in connection with the right to access the intellectual property, such as game character images and stories. The Company believes that the agreement is a promise to provide a right to the customer to access the related IP because the Company will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Company’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Company’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Company during the license period, the Company's performance obligation corresponds to the performance obligation satisfied over the time, and revenue is recognized over the license period. The Company recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(13) Revenues from contracts with customers, Continued
(c) Incremental costs of obtaining contract
The Company pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customer and therefore capitalized. The Company presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(14) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the separate financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Company recognizes a deferred tax liability all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Company recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
4. Significant Accounting Policies, Continued
(15) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Defined contribution pension plan
The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Company recognizes provision for severance benefits for the employees with service period less than a year.
(16) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2024 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these separate financial statements.
The following amended standards and interpretations are not expected to have a significant impact on the Company’s separate financial statements.
•Lack of Exchangeability (Amendment to K-IFRS 1021 ‘The Effects of Changes in Foreign Exchange Rates’)
•Classification and Measurement of Financial Instruments (Amendment to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)
•Annual Improvements to IFRS Accounting Standards
-K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standards’;
-K-IFRS 1107 ‘Financial instruments: Disclosures’;
-K-IFRS 1109 ‘Financial instruments’;
-K-IFRS 1110 ‘Consolidated financial instruments’; and
-K-IFRS 1007 ‘Statement of cash flows’

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Demand deposits, etc.	~~W~~	64,263,198	32,157,091
(2) The Company does not have any restricted cash and cash equivalents as of December 31, 2024 and 2023.

6. Financial Instruments by Category
(1) Carrying amounts of financial instruments by category as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	64,263,198	32,157,091
Short-term financial instruments		278,000,000	249,000,000
Accounts receivable, net		35,651,270	31,529,998
Other receivables, net		3,290,165	995,094
Other current financial assets(*1)		5,897,585	4,476,977
Other non-current financial assets(*2)		1,999,836	1,164,926
	~~W~~	389,102,054	319,324,086
    (*1) Other current financial assets consist of accrued income, deposits and lease receivable.
    (*2) Other non-current financial assets consist of deposits and lease receivable.

(In thousands of won)		December 31, 2024	December 31, 2023
Financial liabilities at amortized cost
Accounts payable(*)	~~W~~	18,593,510	20,523,174
Long-term accounts payable		220,108	677,520
Other current liabilities		1,869,454	2,315,409
Other non-current liabilities		3,654,398	1,007,489
	~~W~~	24,337,470	24,523,592

(*) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Financial assets at amortized cost
Interest income	~~W~~	11,819,137	9,439,646
Differences in foreign currency		4,834,517	367,432
		16,653,654	9,807,078
Financial assets at fair value through profit or loss
Interest income		-	5,539
	~~W~~	16,653,654	9,812,617

(In thousands of won)		2024	2023
Financial liabilities at amortized cost
Interest expense	~~W~~	(82,554)	(96,473)
Differences in foreign currency		(1,572,064)	(372,454)
	~~W~~	(1,654,618)	(468,927)
(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the asset or liability;
•Level 3: unobservable inputs for the asset or liability.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a good are observable, the good is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the leading exchange rate as of the end of the reporting period
For the other financial instruments, the Company applied other valuation techniques such as discounted cash flow, etc.

7. Accounts and Other Receivables

(1) Accounts and other receivables as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024		December 31, 2023
		Accounts receivable	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	21,571,967	308,157	16,317,691	765,557
Related party		14,121,140	3,101,062	15,224,314	995,089
Less: Loss allowance		(41,837)	-	(12,007)	-
	~~W~~	35,651,270	3,409,219	31,529,998	1,760,646
(2) Changes in the loss allowance of accounts receivable during the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		Accounts receivable
		2024	2023
Beginning balance	~~W~~	12,007	47,874
(Reversal of) Bad debt expenses		29,830	(35,867)
Write-off		-	-
Ending balance	~~W~~	41,837	12,007

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts and other receivables as of December 31, 2024 and 2023 are as follows:
(a) Accounts receivable

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.08	~~W~~	35,653,617	27,485
More than 90 days ~ Less than 180 days	0.44		25,248	110
More than 180 days ~ Less than 270 days	100.00		2,023	2,023
More than 270 days ~ Less than 1 year	100.00		4,430	4,430
More than 1 year	100.00		7,789	7,789
		~~W~~	35,693,107	41,837

(In thousands of won)	December 31, 2023
	Expected loss rate(%)		Carrying Amount	Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~	31,510,119	982
More than 90 days ~ Less than 180 days	8.77		21,756	1,908
More than 180 days ~ Less than 270 days	19.75		3	1
More than 270 days~ Less than 1 year	60.25		2,543	1,532
More than 1 year	100.00		7,584	7,584
		~~W~~	31,542,005	12,007

(b) Other receivables

(In thousands of won)	December 31, 2024
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~	3,403,128	-
More than 90 days ~ Less than 180 days	0.00		6,091	-
		~~W~~	3,409,219	-

(In thousands of won)	December 31, 2023
	Expected loss rate(%)	Carrying amount		Loss allowance
Not due or overdue for less than 90 days	0.00	~~W~~	1,760,646	-
		~~W~~	1,760,646	-

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
7. Accounts and Other Receivable, Continued
(3) ECLs and credit risk exposures for accounts and other receivables as of December 31, 2024 and 2023 are as follows, Continued:
In assessing the recoverability of accounts and other receivables, the Company considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Company applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Company’s historical experience and informed credit assessment, that includes forward-looking information.

8. Investment in Subsidiaries

(1) Details of investment in subsidiaries as of December 31, 2024 and 2023 are as follows:

				Percentage of ownership (%)
Subsidiary	Location	Main business	Fiscal year end	December 31, 2024	December 31, 2023
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100.00	100.00
Gravity NeoCyon, Inc.(*)	Korea	Mobile Game Development and Service	December	100.00	99.53
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100.00	100.00
PT. Gravity Game Link	Indonesia	Online and mobile game services	December	70.00	70.00
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100.00	100.00
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100.00	100.00
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100.00	100.00
Gravity Game Vision Limited.	Hongkong	Online and mobile game services	December	100.00	100.00
(*) Gravity NeoCyon, Inc. was acquired an additional 0.47% during the year ended December 31, 2024 with 100% ownership interest held by the Parent Company.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
8. Investment in Subsidiaries, Continued

(2)Changes in investment in subsidiaries for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc. (*2)		5,637,089	3,100,333	8,737,422
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link		2,483,407	-	2,483,407
Gravity Game Tech Co., Ltd. (*3)		3,407,555	3,723,000	7,130,555
Gravity Game Arise Co., Ltd. (*3)		11,275,865	7,102,180	18,378,045
Gravity Game Hub PTE., Ltd.		6,332,621	-	6,332,621
Gravity Game Vision Limited.		633,282	-	633,282
	~~W~~	35,451,234	13,925,513	49,376,747

(*1) Prior to 2024, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) During the year, the Company participated in a paid-in capital increase through a new share issuance by Gravity NeoCyon, Inc., increasing its ownership interest to 99.73%. Additionally, the Company acquired the remaining 0.27% through the exercise of appraisal rights of minority shareholders, resulting in Gravity NeoCyon, Inc. becoming a wholly owned subsidiary of the Company.
(*3) During the year ended December 31, 2024, the Company participated in paid-in capital increase of Gravity Game Tech Co., Ltd and Gravity Game Arise Co., Ltd. however there were no change in the shareholding ratio.

In thousands of won)		2023
Subsidiary		Beginning balance	Acquisition	Ending balance
Gravity Interactive, Inc. (*1)	~~W~~	-	-	-
Gravity NeoCyon, Inc.		5,637,089	-	5,637,089
Gravity Communications Co., Ltd.		5,681,415	-	5,681,415
PT. Gravity Game Link		2,483,407	-	2,483,407
Gravity Game Tech Co., Ltd.		3,407,555	-	3,407,555
Gravity Game Arise Co., Ltd. (*2)		2,556,965	8,718,900	11,275,865
Gravity Game Hub PTE., Ltd.		6,332,621	-	6,332,621
Gravity Game Vision Limited.		633,282	-	633,282
	~~W~~	26,732,334	8,718,900	35,451,234

(*1) Prior to 2023, the Company recognized an impairment loss at its full amount as the recoverable amount was less than its book value.
(*2) During the year ended December 31, 2023, the Company participated in paid-in capital increase of Gravity Game Arise Co., Ltd. however there were no change in the shareholding ratio.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
8. Investment in Subsidiaries, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)	2024
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	28,078,172	16,855,468	39,938,248	73,691
Gravity NeoCyon, Inc.		15,000,011	4,281,053	20,315,748	1,771,492
Gravity Communications Co., Ltd.		27,121,263	6,687,225	35,188,837	1,754,375
PT. Gravity Game Link		2,693,086	366,844	1,475,922	(50,963)
Gravity Game Tech Co., Ltd.		72,122,833	23,779,945	48,771,433	6,860,364
Gravity Game Arise Co., Ltd.		7,712,161	1,192,327	5,574,326	(6,237,282)
Gravity Game Hub PTE., Ltd.		68,727,648	13,683,947	89,256,880	13,815,260
Gravity Game Vision Limited.		72,467,900	26,755,643	160,067,411	21,945,899

(In thousands of won)	2023
Subsidiary		Total assets	Total liabilities	Revenue	Profit (loss) for the year
Gravity Interactive, Inc.	~~W~~	23,445,002	13,670,750	49,817,549	1,113,103
Gravity NeoCyon, Inc.		11,747,448	5,783,968	19,408,225	(1,270,425)
Gravity Communications Co., Ltd.		35,754,253	9,227,145	33,122,388	10,115,876
PT. Gravity Game Link		2,461,089	302,622	2,234,131	(103,406)
Gravity Game Tech Co., Ltd.		50,672,065	8,080,609	30,603,821	11,308,220
Gravity Game Arise Co., Ltd.		7,058,412	1,683,204	3,806,986	(5,392,804)
Gravity Game Hub PTE., Ltd.		74,229,285	37,718,412	287,949,942	34,159,815
Gravity Game Vision Limited.		51,811,357	10,752,847	145,653,444	23,547,185

9. Property and Equipment
(1) Details of property and equipment as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024			December 31, 2023
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	4,184,481	(3,546,324)	638,157	4,041,548	(3,280,112)	761,436
Furniture and fixture		891,343	(804,324)	87,019	874,914	(704,286)	170,628
Vehicles		9,101	(9,101)	-	9,101	(7,774)	1,327
Leasehold improvements		1,588,067	(1,496,534)	91,533	1,588,067	(1,321,009)	267,058
Right-of-use assets		5,976,408	(1,448,621)	4,527,787	7,459,267	(4,480,114)	2,979,153
	~~W~~	12,649,400	(7,304,904)	5,344,496	13,972,897	(9,793,295)	4,179,602

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
9. Property and Equipment, Continued
(2) Changes in property and equipment for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
		Computer and other equipments	Furniture and fixture	Vehicles		Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	761,436	170,628	1,327		267,058	2,979,153	4,179,602
Acquisitions		192,296	17,248	-		-	3,492,595	3,702,139
Depreciation		(315,575)	(100,857)	(1,327)		(175,525)	(1,943,961)	(2,537,245)
Ending balance	~~W~~	638,157	87,019	-	-	91,533	4,527,787	5,344,496

(In thousands of won)		2023
		Computer and other equipments	Furniture and fixture	Vehicles	Leasehold improvements	Right-of-use assets	Total
Beginning balance	~~W~~	434,837	235,827	3,603	358,104	2,488,014	3,520,385
Rent adjustment		-	-	-	-	196,258	196,258
Acquisitions		584,564	38,734	-	81,100	2,166,557	2,870,955
Depreciation		(257,965)	(103,933)	(2,276)	(172,146)	(1,871,676)	(2,407,996)
Disposition		-	-	-	-	-	-
Ending balance	~~W~~	761,436	170,628	1,327	267,058	2,979,153	4,179,602

(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Cost of revenues	~~W~~	578,098	575,997
Selling, general and administrative expenses(*)		1,959,147	1,831,999
	~~W~~	2,537,245	2,407,996
(*) The deprecation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~33,388 thousand and ~~W~~30,500 thousand, respectively, for the years ended December 31, 2024 and 2023.
(4) As of December 31, 2024 and 2023, there are no property and equipment that are pledged as collateral for the Company’s debts.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
10. Intangible Assets

(1) Details of intangible assets as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024			December 31, 2023
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization (*)	Carrying amount
Software	~~W~~	14,572,103	(12,807,213)	1,764,890	15,684,112	(13,033,269)	2,650,843
Patents		1,723,078	(854,875)	868,203	1,356,162	(744,814)	611,348
Other intangible assets		8,965,066	(4,832,266)	4,132,800	9,314,361	(6,586,956)	2,727,405
	~~W~~	25,260,247	(18,494,354)	6,765,893	26,354,635	(20,365,039)	5,989,596

(*) Accumulated amortization includes the amount of accumulated impairment loss.

(2) Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	2,650,843	611,348	2,727,405	5,989,596
Acquisitions		375,073	366,916	2,966,618	3,708,607
Amortization		(1,261,026)	(110,061)	(1,148,240)	(2,519,327)
Disposals		-	-	(2,839)	(2,839)
Impairment loss(*)		-	-	(410,144)	(410,144)
Ending balance	~~W~~	1,764,890	868,203	4,132,800	6,765,893
(*) The Company recognized ~~W~~410,144 thousand of impairment loss as carrying amount of other intangible assets related license exceeded recoverable amount as of December 31, 2024.

(In thousands of won)		2023
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,708,822	528,778	1,630,339	3,867,939
Acquisitions		2,036,385	170,101	3,557,058	5,763,544
Amortization		(1,094,364)	(81,349)	(951,662)	(2,127,375)
Disposals		-	(6,182)	(11,745)	(17,927)
Impairment loss(*)		-	-	(1,496,585)	(1,496,585)
Ending balance	~~W~~	2,650,843	611,348	2,727,405	5,989,596
(*) The Company recognized ~~W~~1,496,585 thousand of impairment loss as carrying amount of other intangible assets related license exceeded recoverable amount as of December 31, 2023.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
10. Intangible Assets, Continued

(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Cost of revenues	~~W~~	696,451	624,762
Selling, general and administrative expenses(*)		1,822,876	1,502,613
Total	~~W~~	2,519,327	2,127,375

(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~528,382 thousand and ~~W~~356,842 thousand, respectively, for the years ended December 31, 2024 and 2023.

11. Other non-current assets

(In thousands of won)		December 31, 2024	December 31, 2023
Prepaid Expenses(*)	~~W~~	5,958,410	4,896,918
Others		318,909	382,674
	~~W~~	6,277,319	5,279,592
(*) Prepaid Expenses consist of the minimum guaranteed royalty paid to third parties.

12. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2024 and 2023 are ~~W~~1,868,777 thousand and ~~W~~1,674,176 thousand, respectively.

13. Commitments
(1) The Company has entered into license agreements with various third-party game developers to secure exclusive right to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future acquisition related to above agreements which were not recognized as liabilities as of December 31, 2024 and 2023 are ~~W~~4,159,526 thousand and ~~W~~4,160,767 thousand, respectively.
(2) As of December 31, 2024, the Company benefited from payment guarantee of USD 244,500 from KB Kookmin Bank regarding overseas IP contracts.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
14. Share Capital and Capital Surplus

(1) Details of common shares as of December 31, 2024 and 2023 are as follows:

(In won and in number of shares)		December 31, 2024	December 31, 2023
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Additional paid-in capital	~~W~~	25,357,547	25,357,547
Other capital surplus		2,125,136	2,125,136
	~~W~~	27,482,683	27,482,683

(3) Details of retained earnings as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Unappropriated retained earnings	~~W~~	387,696,602	299,804,247

(4) According to the Company's Articles of Incorporation, the Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2024.

(5) Statements of appropriation of retained earnings as of December 31, 2024 and 2023 are as follows:

Date of appropriation for 2024: March 31, 2025
Date of appropriation for 2023: March 29, 2024

(In thousands of won)		2024	2023
Retained earnings available for appropriation
Unappropriated retained earnings carried over from prior year	~~W~~	299,804,247	229,634,684
Profit for the year		87,892,355	70,169,563
		387,696,602	299,804,247
Appropriation of retained earnings		-	-
Unappropriated retained earnings to be carried forward	~~W~~	387,696,602	299,804,247

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
15. Revenue from Contracts with Customers

(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2024	2023
Service contract
Micro transaction & Subscription revenue	~~W~~	55,715,793	99,540,249
Online games		7,082,103	6,876,424
Mobile games		48,633,690	92,663,825
Royalties & License fees		122,883,827	142,687,736
Online games		29,395,858	25,901,961
Mobile games		93,487,969	116,785,775
Others		703,205	547,513
		179,302,825	242,775,498
Major geographic market
Taiwan		35,999,911	48,401,626
Korea		41,978,248	72,850,134
Thailand		17,870,330	22,364,780
Japan		17,417,846	18,108,899
United States of America		4,658,647	12,733,566
Philippines		15,384,318	19,396,307
Indonesia		3,687,011	6,945,007
Malaysia		3,806,480	17,529,473
China		15,520,914	3,881,929
Brazil		6,812,422	300,068
Others		16,166,698	20,263,709
		179,302,825	242,775,498
Timing of satisfaction of performance obligations
At a point in time		13,902	10,628
Over time		179,288,923	242,764,870
	~~W~~	179,302,825	242,775,498

(2) Accounts receivable, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Accounts receivable	~~W~~	35,651,270	31,529,998
Incremental costs of obtaining a contract (Prepaid expenses)		352,040	255,003
Contact liabilities (Deferred revenue)		8,261,474	6,076,229
Micro transaction & Subscription revenue		4,234,981	3,640,941
Royalties and License fees		4,021,493	2,435,288
Other revenue		5,000	-

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
15. Revenue from Contracts with Customers, Continued

(3) The amount of revenue recognized from previous period’s contract liabilities satisfied during the year ended December 31, 2024 and 2023 are Won 3,640,941 thousand and Won 3,909,748 thousand in Micro-transaction revenue; Won 645,191 thousand and Won 70,596 thousand in Royalties, respectively.
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Micro transaction & Subscription revenue	~~W~~	4,234,981	3,640,941
Online games		2,966,391	2,580,465
Mobile games		1,268,590	1,060,476
Royalties and License fees		4,021,493	2,435,288
Online games		432,523	163,835
Mobile games		3,588,970	2,271,453
Other revenue		5,000	-
	~~W~~	8,261,474	6,076,229

The Company’s management expects to recognize 68.9% (~~W~~5,689,613 thousands) of the transaction price allocated to contracts that have not been performed as of December 31, 2024 as revenue within 12 months. The remaining 31.1% (~~W~~2,571,862 thousands) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.

(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Incremental costs of obtaining a contract	~~W~~	352,040	255,003
Amortization costs recognized as cost of revenue		255,003	319,451

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
16. Classification of expenses by nature

Details of classification of expenses by nature for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Fees and commissions	~~W~~	66,427,377	111,509,001
Advertising expenses		9,643,942	6,671,077
Salaries		28,996,658	25,121,072
Outsourcing expenses		17,318,605	17,197,344
Rent		989,144	953,979
Employee benefits		2,328,942	2,145,080
Post-employment benefits		1,873,075	1,650,957
Depreciation		2,537,245	2,407,996
Amortization		2,519,327	2,127,375
Bad debt expenses		29,830	(35,867)
Other expenses		2,448,249	2,272,449
	~~W~~	135,112,394	172,020,463
Total expenses consist of cost of sales, selling, general and administrative expenses.

17. Selling, general and administrative expenses
Details of selling, general and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024		2023
Fees and commissions	~~W~~	7,835,387	~~W~~	9,316,187
Bad debt expenses		29,830		(35,867)
Advertising expenses		9,643,942		6,671,077
Salaries		15,134,983		13,544,214
Outsourcing expenses		1,162,563		1,606,124
Rent		607,035		589,299
Employee benefits		1,552,039		1,481,778
Post-employment benefits		867,870		848,514
Depreciation		1,925,759		1,801,500
Amortization		1,294,494		1,145,771
Research and development		13,622,253		11,649,172
Others		1,915,411		1,830,766
	~~W~~	55,591,566	~~W~~	50,448,535

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
18. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Finance income
Interest income	~~W~~	11,819,137	9,445,185
Unrealized foreign currency gain		2,090,788	794,381
Gain on foreign currency transactions		6,137,195	6,364,360
	~~W~~	20,047,120	16,603,926

(2) Details of finance costs for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Finance costs
Interest expense	~~W~~	82,554	96,473
Unrealized foreign currency loss		789,046	265,269
Loss on foreign currency transactions		4,176,484	6,898,494
	~~W~~	5,048,084	7,260,236

19. Other Non-Operating Income and Expenses

(1) Details of other non-operating income for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Gain on disposal of property and equipment	~~W~~	977	20,295
Dividend income		43,120,174	12,072,740
Others		1,024,474	1,383,646
	~~W~~	44,145,625	13,476,681

(2) Details of other non-operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Loss on disposal of property and equipment	~~W~~	6,050	-
Loss on disposal of on intangible assets		-	6,182
Impairment loss on intangible assets		410,144	1,496,585
Impairment loss on other non-current assets		572,230	-
Others		1,157	9,899
	~~W~~	989,581	1,512,666

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
20. Income tax expense

(1) Details of income tax expense for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Current tax expense
Current year	~~W~~	13,888,982	22,271,822
Deferred tax expense
Changes in net deferred tax assets		564,174	(378,645)
Income tax expense	~~W~~	14,453,156	21,893,177

(2) The differences between the tax expense on the Company’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2024	2023
Profit before income tax expense	~~W~~	102,345,512	92,062,740
Income tax using the statutory tax rate		23,179,813	20,804,493
Adjustments:
Expenses not deductible for tax purposes		472,719	8,509
Non taxable income		(9,493,229)	(2,649,363)
Foreign tax payment		3,456,615	5,569,901
Tax credit		(1,401,333)	(1,174,258)
Corporate tax on unappropriated earnings		94,943	(133,923)
Others		(1,856,372)	(532,182)
		(8,726,657)	1,088,684
Income tax expense	~~W~~	14,453,156	21,893,177
Effective tax rate		14%	24%

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
20. Income tax expense, Continued

(3)Details of the changes in deferred tax assets(liabilities) for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024			2023
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Accrued income	~~W~~	(654,585)	(319,435)	(974,020)	(429,792)	(224,793)	(654,585)
Property and equipment		50,096	17,147	67,243	48,911	1,185	50,096
Intangible assets		663,339	(581,385)	81,954	416,984	246,355	663,339
Prepaid expenses		-	-	-	185,600	(185,600)	-
Accounts Payable		853,592	316,915	1,170,507	729,183	124,409	853,592
Accrued expenses		255,603	21,590	277,193	204,441	51,162	255,603
Retirement benefit provision liabilities		34,634	(3,484)	31,150	42,341	(7,707)	34,634
Allowance for doubtful accounts		1,092,898	(1,092,898)	-	278,910	813,988	1,092,898
Asset retirement obligation		81,970	(4,157)	77,813	80,768	1,202	81,970
Others		1,454,947	(760,256)	694,691	53,595	1,401,352	1,454,947
Sub-total(Ⅰ)	~~W~~	3,832,494	(2,405,963)	1,426,531	1,610,941	2,221,553	3,832,494
Deferred tax due to tax credit carry-forward(Ⅱ)		235,916	1,841,789	2,077,705	2,078,824	(1,842,908)	235,916
Deferred tax assets (Ⅰ+Ⅱ+Ⅲ) (*)	~~W~~	4,068,410	(564,174)	3,504,236	3,689,765	378,645	4,068,410

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as the Company's performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward. The Company periodically monitors those factors used in assessing the realizability of the deferred tax assets. As of December 31, 2024, the Company has recognized deferred tax assets related to temporary differences, carry-forward losses and tax credit carry-forward, which can be utilized based on the likelihood of future taxable income. This amount may change if the estimate for future taxable income changes.

(4) The gross balances of deferred tax assets and liabilities for the years ended December 31, 2024 and 2023, is as follows:

(In thousands of won)		2024	2023
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	1,498,357	892,318
- Deferred tax assets to be recovered within 12 months		4,705,577	4,587,351
Sub-total		6,203,934	5,479,669
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(1,018,770)	-
- Deferred tax liabilities to be recovered within 12 months		(1,680,928)	(1,411,259)
Sub-total		(2,699,698)	(1,411,259)
Deferred tax assets (liabilities), net	~~W~~	3,504,236	4,068,410

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
20. Income tax expense, Continued
(5) As of December 31, 2024, the Company did not recognize deferred income tax asset for the temporary difference of W22,163,236 thousand relating to investments in subsidiaries as it is not probable such temporary differences can be utilized in the foreseeable future.
(6) The impact of the global minimum tax
The Company is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary's jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. All entities within the Company have an effective tax rate that exceeds 15%, except for Gravity Game Vision Limited that operates in Hong Kong. As a result, the Pillar 2 income tax expense recognized during the year ended December 31, 2024 is ~~W~~ 457,431 thousand, and exceptions have been applied regarding the recognition and disclosure of related deferred tax assets and liabilities.

21. Cash flow information

(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Adjustments for:
Depreciation	~~W~~	2,537,245	2,407,996
Amortization		2,519,327	2,127,375
Bad debt expense		29,830	-
Interest expense		82,554	96,473
Unrealized foreign currency loss		789,046	265,269
Loss on disposal of on property and equipment		6,050	-
Loss on disposal of on intangible assets		-	6,182
Impairment loss on intangible assets		410,144	1,496,585
Impairment loss on other non-current assets		572,230	-
Retirement benefit expenses		(5,703)	(33,216)
Income tax expense		14,453,156	21,893,177
Unrealized foreign currency gain		(2,090,788)	(794,381)
Gain on disposal of property and equipment		(977)	(20,295)
Interest income		(11,819,137)	(9,445,185)
Dividend income		(43,120,174)	(12,072,740)
Reversal of allowance for doubtful accounts		-	(35,867)
	~~W~~	(35,637,197)	5,891,373

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
21. Cash flow information, Continued

(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Accounts receivable	~~W~~	(2,716,044)	3,326,691
Other receivables		(1,396,954)	(775,527)
Other non-current assets		(1,636,627)	(2,613,091)
Prepaid expenses		(78,327)	407,977
Lease receivable		242,393	239,044
Accounts payable		(3,020,614)	3,390,159
Deferred revenue		859,037	(118,218)
Long-term Deferred revenue		1,323,516	2,246,897
Withholdings		(400,888)	(309,879)
Accrued expenses		175,947	220,527
	~~W~~	(6,648,561)	6,014,580

(3) Significant non-cash transactions for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Reclassification of Prepayment to intangible assets	~~W~~	212,220	101,846
Acquisition of right-of-use assets		3,492,595	2,362,815
Increase in accounts payable relating to the acquisition of other intangible assets		2,390,168	1,147,427
Reclassification of other non-current financial assets to other non-current assets		-	1,030,000
Increase in accounts payable relating to the acquisition of software		292,480	2,032,560

(4) Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Beginning of the year	~~W~~	3,083,031	2,729,657
Cash flows used in financial activities–payment of lease liabilities		(2,069,495)	(2,060,721)
Cash flows used in operating activities – Interest paid		(77,204)	(91,294)
Non-cash transactions:
Acquisitions – right-of-use asset		3,492,595	2,081,056
Acquisitions – leases receivables		793,666	99,151
Interest expense		77,204	91,294
Other		(15,814)	233,888
Ending of the year	~~W~~	5,283,983	3,083,031

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
22. Leases

The Company leases offices, vehicles and others. The leases typically run for a period of 1 to 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not to be provided as collateral for borrowings.
The Company has a sublease for a portion of the existing lease contract.
(1) As a lessee
(a) Details of right-of-use assets and lease liabilities recognized in the separate statements of financial position as of December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Right-of-use assets(*1)
Offices	~~W~~	3,794,795	1,508,656
Vehicles		121,449	367,030
Others		611,543	1,103,467
	~~W~~	4,527,787	2,979,153
Lease liabilities(*2)
Current		1,869,453	2,075,542
Non-current		3,414,530	1,007,489
	~~W~~	5,283,983	3,083,031

(*1) Right-of-use assets are included in the 'Property and equipment' in the separate statement of financial position.
(*2) Lease liabilities are included in the 'Other current liabilities' and 'Other non-current liabilities' in the separate statement of financial position.
(b) Changes in right-of-use assets for the years ended December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		2024
		Offices	Vehicles	Others	Total
Balance as of January 1, 2024	~~W~~	1,508,656	367,030	1,103,467	2,979,153
Depreciation		(1,206,457)	(245,581)	(491,924)	(1,943,962)
Acquisitions		3,492,596	-	-	3,492,596
Balance as of December 31, 2024	~~W~~	3,794,795	121,449	611,543	4,527,787

(In thousands of won)		2023
		Offices	Vehicles	Others	Total
Balance as of January 1, 2023	~~W~~	2,297,505	61,534	128,976	2,488,015
Depreciation		(1,137,684)	(236,746)	(497,246)	(1,871,676)
Reassessment		143,836	52,422	-	196,258
Acquisitions		204,999	489,820	1,471,737	2,166,556
Balance as of December 31, 2023	~~W~~	1,508,656	367,030	1,103,467	2,979,153

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
22. Leases, Continued

(1) As a lessee, Continued
(c) Details of amounts recognized in the separate statements of comprehensive income for the years ended December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		2024	2023
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	77,204	91,294
Income from sub-lease of right-of-use asset		4,056	7,405
Expense relating to short-term leases		-	-
Expense relating to leases of low-value assets excluding short-term leases		11,446	4,493
(d) Details of amounts recognized in the separate statement of cash flows for the years ended December 31, 2024 and December 31, 2023 are as follows:

(In thousands of won)		2024	2023
Total cash outflows of leases	~~W~~	2,158,144	2,156,508

(2) As a lessor
The Company has sub-leased part of its right-of-use assets. The Company recognized interest income related to the lease receivable amounting to ~~W~~4,056 thousand for the year ended December 31, 2024.
The aging analysis with the amounts expressed in undiscounted lease receivables after the reporting date are as follows.

(In thousands of won)
	Less than 1 Year	1 to 2 Years	2 to 5 Years	Contractual cash flow	Unrealized financial income	Net investment in the lease
~~W~~	246,449	216,978	422,168	885,595	51,949	833,646

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
23. Financial Risk Management
The Company’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Company’s risk management program focuses on minimizing any adverse effects on its financial performance. The Company operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1) Capital Risk Management
The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so the Company can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Total liabilities	~~W~~	43,443,153	45,685,103
Total equity		418,653,735	330,761,380
Debt ratio		10%	14%

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
23. Financial Risk Management, Continued
(2) Market Risk
(a) Foreign exchange risk
The Company is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar and etc. The Company’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2024 and 2023 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2024
	Assets in foreign Currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	26,872,947	9,511,027		39,503,233	13,980,784
JPY	517,686,951	107,933,859		4,848,035	1,010,779
EUR	27,925	32,910		42,689	50,310
VND	9,270,000	3,243,600		535	187
THB	29,941,192	7,379		1,287,471	317
IDR	12,955,000	3,103,944		1,180	283
			~~W~~	45,683,143	15,042,660

(In thousands of won, in foreign currencies)
	December 31, 2023
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	29,135,998	8,801,356		37,567,956	11,348,468
JPY	373,753,901	199,709,879		3,411,102	1,822,672
EUR	36,780	30,472		52,470	43,471
IDR	12,955,000	3,103,944		1,083	259
THB	28,510	7,379		1,073	278
VND	9,270,000	3,243,600		493	173
			~~W~~	41,034,177	13,215,321

The Company measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before income tax for the years ended of December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024		2023
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	2,552,245	(2,552,245)	2,621,949	(2,621,949)
JPY		383,726	(383,726)	158,843	(158,843)
Others		128,078	(128,078)	1,094	(1,094)
	~~W~~	3,064,049	(3,064,049)	2,781,886	(2,781,886)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
23. Financial Risk Management, Continued
(2) Market Risk, Continued
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2024 and 2023.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2024 and 2023.
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Company regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk.
The maximum exposure to credit risk of the Company as of December 31, 2024 and 2023 are as follows:

(In thousands of won)		December 31, 2024	December 31, 2023
Cash and cash equivalents	~~W~~	64,263,198	32,157,091
Short-term financial instruments		278,000,000	249,000,000
Accounts receivable, net		35,651,270	31,529,998
Other receivables, net		3,290,165	995,094
Other current financial assets		5,897,585	4,476,977
Oher non-current financial assets		1,999,836	1,164,926
	~~W~~	389,102,054	319,324,086

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable is mainly due from payment processing companies and platform service providers, which the Company believes have low levels of credit risk.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
23. Financial Risk Management, Continued
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The cash flows included in the maturity classification, based on the remaining period to the contractual maturity date, are undiscounted expected cash outflows. The amount due within 12 months is the same as the carrying amount since the effect of the discount is not material. The following table summarizes the financial liabilities of the Company by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)	December 31, 2024
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	18,813,618	18,418,510	175,000	220,108	-	18,813,618
Other liabilities (*)		5,523,852	513,629	1,500,742	1,374,064	2,431,004	5,819,439
	~~W~~	24,337,470	18,932,139	1,675,742	1,594,172	2,431,004	24,633,057

(*) Other liabilities as of December 31, 2024 consist of lease deposits received and lease liabilities.

(In thousands of won)	December 31, 2023
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 3 years	Total
Accounts payable	~~W~~	21,200,694	20,338,174	185,000	677,520	-	21,200,694
Other liabilities (*)		3,322,899	512,655	1,873,667	937,186	93,384	3,416,892
	~~W~~	24,523,593	20,850,829	2,058,667	1,614,706	93,384	24,617,586

(*) Other liabilities as of December 31, 2023 consist of lease deposits received and lease liabilities.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
24. Related Party Transactions
(1) Related parties of the Company include entities and individuals capable of exercising control or significant influence over the Company and its subsidiaries. Related parties include Gung Ho Online Entertainment, Inc. and, its subsidiaries, management and their immediate families.

Ownership interests in subsidiaries as of December 31, 2024 and 2023 are as follows:

Name of entity	Percentage of ownership (%)
	December 31, 2024	December 31, 2023
Gravity Interactive, Inc.	100.00	100.00
Gravity NeoCyon, Inc.	100.00	99.53
Gravity Communications Co., Ltd.	100.00	100.00
PT. Gravity Game Link	70.00	70.00
Gravity Game Tech Co., Ltd.	100.00	100.00
Gravity Game Arise Co., Ltd.	100.00	100.00
Gravity Game Hub PTE., Ltd.	100.00	100.00
Gravity Game Vision Limited	100.00	100.00

(2) Account balances with related parties
Balances of receivables and payables with related parties as of December 31, 2024 and 2023 are as follows:

(In thousands of won)			December 31, 2024		December 31, 2023
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent company	GungHo Online Entertainment, Inc.	~~W~~	3,240,472	2,755	1,839,847	2,685
Others	GungHo Online Entertainment America		573	97,210	-	1,380
Subsidiaries	Gravity Interactive, Inc.		2,210,555	154,346	3,079,218	559,178
	Gravity NeoCyon, Inc.		245,600	1,617,933	364,676	1,020,207
	Gravity Communications Co., Ltd.		684,193	889,384	1,214,755	1,217,102
	PT. Gravity Game Link		65,658	19,385	26,426	47,333
	Gravity Game Tech Co., Ltd.		3,764,723	194,022	1,818,381	266,354
	Gravity Game Arise Co., Ltd.		104,986	490,422	31,145	360,322
	Gravity Game Hub PTE., Ltd.		1,377,730	4,213	6,804,745	4,213
	Gravity Game Vision Limited		5,711,693	921	1,322,583	921
		~~W~~	17,406,183	3,470,591	16,501,776	3,479,695

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
24. Related Party Transactions, Continued
(3) Transactions with related parties
The details of transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)			2024
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	16,550,535	-	-
Others	GungHo Online Entertainment America		559	-	-
Subsidiaries	Gravity Interactive, Inc.		8,471,468	-	20,988
	Gravity NeoCyon, Inc.		9,983	-	363,144
	Gravity Communications Co., Ltd. (*1)		6,127,565	-	9,298,095
	PT. Gravity Game Link		127,887	-	9,108
	Gravity Game Tech Co., Ltd. (*1)		7,923,077	-	10,794,544
	Gravity Game Arise Co., Ltd.		736,752	-	15,048
	Gravity Game Hub PTE., Ltd.		9,818,028	-	12,640
	Gravity Game Vision Limited(*1)		17,655,315	-	23,418,562
		~~W~~	67,421,169	-	43,932,129

(In thousands of won)			2024
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	15,946
Others	GungHo Online Entertainment America		92,326	-	92,331
Subsidiaries	Gravity Interactive, Inc.		-	790,694	2,949
	Gravity NeoCyon, Inc.		-	8,293,146	6,623
	Gravity Communications Co., Ltd.		-	3,311,719	-
	PT. Gravity Game Link		-	81,750	-
	Gravity Game Tech Co., Ltd.		-	-	-
	Gravity Game Arise Co., Ltd.		-	1,553,230	1,966,937
	Gravity Game Hub PTE., Ltd.		-	-	-
	Gravity Game Vision Limited		-	-	-
		~~W~~	92,326	14,030,539	2,084,786

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
24. Related Party Transactions, Continued
(3) Transactions with related parties, Continued

(In thousands of won)			2023
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	17,681,836	-	-
Others	GungHo Online Entertainment America		-	-	-
Subsidiaries	Gravity Interactive, Inc.		10,162,095	-	32,894
	Gravity NeoCyon, Inc.		42,120	-	311,317
	Gravity Communications Co., Ltd. (*1)		7,002,717	-	12,237,904
	PT. Gravity Game Link		126,912	-	-
	Gravity Game Tech Co., Ltd.		7,346,201	-	164,040
	Gravity Game Arise Co., Ltd.		-	-	10,032
	Gravity Game Hub PTE., Ltd.		32,100,244	-	8,427
	Gravity Game Vision Limited		15,285,067	-	1,841
		~~W~~	89,747,192	-	12,766,455

(In thousands of won)			2023
			Purchases
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	-	15,379
Others	GungHo Online Entertainment America		54,884	-	-
Subsidiaries	Gravity Interactive, Inc.		-	1,582,796	21,293
	Gravity NeoCyon, Inc.		435	5,889,364	5,780
	Gravity Communications Co., Ltd.		-	4,584,439	-
	PT. Gravity Game Link		-	151,217	-
	Gravity Game Tech Co., Ltd.		-	60,685	-
	Gravity Game Arise Co., Ltd.		-	2,124,873	1,066,412
	Gravity Game Hub PTE., Ltd.		-	-	-
	Gravity Game Vision Limited		-	-	-
		~~W~~	55,319	14,393,374	1,108,864

(*1) Other Revenues include dividend income of ~~W~~43,120,174 thousand and ~~W~~12,072,740 thousand received in 2024 and 2023, respectively.

GRAVITY CO., LTD.
Notes to the Separate Financial Statements

For the years ended December 31, 2024 and 2023
24. Related Party Transactions, Continued
(4) Other transactions with related parties
Other transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)			Investments
Related party	Name of entity		2024	2023
Subsidiaries	Gravity Game Arise Co., Ltd.	~~W~~	7,102,180	8,718,900
	Gravity NeoCyon, Inc.		2,999,994	-
	Gravity Game Tech Co., Ltd.		3,723,000	-

(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2024 and 2023 are as follows:

(In thousands of won)		2024	2023
Salaries	~~W~~	2,184,113	1,654,463

25. Subsequent Event
Gravity Game Unite SDN. BHD, a 100%-owned subsidiary was established in Malaysia on March 12, 2025.